June 22, 2023

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of Forms N-CSR of PFS Funds (the “Trust”)

(File No. 811-09781)

Name of Series of the Trust/Fiscal Year Reviewed:

Taylor Frigon Core Growth Fund/November 30, 2022

Alpha Fiduciary Quantitative Strategy Fund/July 31, 2022

Ensemble Fund/October 31, 2022

(each, a “Fund,” together, the “Funds”)

Dear Ms. Rotter:

This letter provides the Trust’s responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided on May 25, 2023. The comments addressed Form N-CSR filings for the series of the Trust and the fiscal years noted above. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: The Funds’ expense structure appears to be arranged in a unitary fee structure whereby the investment adviser is obligated to pay the Funds’ service providers on behalf of the Funds. Please provide in correspondence whether the investment adviser is current on all payments due to service providers under this arrangement. Additionally, please describe if the agreement[s] filed with the Commission contain[s] provisions whereby the Fund is contractually obligated to pay service providers.

Response: The investment adviser to each Fund is current on its payments to the applicable Fund’s service providers. The agreements between the Trust, on behalf of the Funds, and each of the Funds’ service providers obligate the Trust, on behalf of the Funds, to pay the applicable amounts to the service provider. In addition, the investment adviser to each Fund has entered into a Services Agreement with the applicable Fund whereby the investment adviser has agreed to pay the amounts payable with respect to a Fund to the service providers. The agreements between the Trust, on behalf of the Funds, and the service providers, as well as the Services Agreements between each Fund and its investment adviser, have been filed with the Commission as exhibits to the Trust’s registration statement.

2.	Comment: Please use the updated Form N-CSR going forward. The most recent version of Form N-CSR can be found on the Commission’s website. The updated Form N-CSR includes items 4(i) and 4(j) that are required to be addressed whether or not a response is applicable. In

Ms. Mindy Rotter

U.S. Securities and Exchange Commission

June 22, 2023

the N-CSR filings of each of the Funds for the periods listed above, responses to items 4(i) and 4(j) were not provided. Please provide a response to these items in a correspondence filing and confirm that all items in Form N-CSR will be responded to or marked as not applicable going forward.

Response: Items 4(i) and 4(j) are currently not applicable for the Funds. The Trust undertakes to confirm that all items in Form N-CSR will be responded to or marked as not applicable going forward.

3.	Comment: Item 3 of Form N-CSR for Alpha Fiduciary Quantitative Strategy Fund for the fiscal year ended July 31, 2022, notes that Mr. George Cossolias was an audit committee financial expert (“ACFE”) and that he passed away prior to the filing of the Form N-CSR. Item 3 of Form N-CSR filed by the Ensemble Fund for the fiscal year ended October 31, 2022, and by the Taylor Frigon Core Growth Fund for the fiscal year ended November 30, 2022, disclose that Mr. Cossolias is the ACFE. Please explain this discrepancy and describe the current status of whether there is an ACFE for all Funds.

Response: The Form N-CSR filed by the Ensemble Fund for the fiscal year ended October 31, 2022, and by the Taylor Frigon Core Growth Fund for the fiscal year ended November 30, 2022, inadvertently disclosed that Mr. Cossolias is the ACFE. Mr. Cossolias was an ACFE for a portion of those Funds’ respective fiscal year. Currently, Mr. John W. Czechowicz is an ACFE for all the Funds.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively